Exhibit 12

SILGAN HOLDINGS INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

The following table sets forth Silgan Holdings Inc.’s computation of its ratio of earnings to fixed charges for the periods presented:

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2017	2016	2017	2016
	(Dollars in thousands)
Earnings before fixed charges:
Income before income taxes	$41,651	$50,768	$75,317	$91,757
Interest and other debt expense (1)	33,582	16,883	56,677	33,339
Interest portion of rental expense	258	166	484	331
Earnings before fixed charges	$75,491	$67,817	$132,478	$125,427

Fixed charges:
Interest and other debt expense (1)	$33,582	$16,883	$56,677	$33,339
Interest portion of rental expense	258	166	484	331
Capitalized interest	248	561	369	1,036
Total fixed charges	$34,088	$17,610	$57,530	$34,706

Ratio of earnings to fixed charges	2.21	3.85	2.30	3.61

(1) Includes a loss on early extinguishment of debt of $4.4 million and $7.1 million for the three and six months ended June 30, 2017, respectively.